Exhibit 12
XL GROUP PLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Six Months Ended
(U.S. dollars in thousands, except ratios)	2016	2015
Earnings:
Pre-tax income (loss) from continuing operations	$113,948	$951,930
Fixed charges	179,394	146,936
Distributed income of equity investees	104,865	564,923
Subtotal	$398,207	$1,663,789
Less: Non-controlling interests	5,436	3,874
Preference share dividends	60,751	38,395
Total earnings (loss)	$332,020	$1,621,520

Fixed charges:
Interest costs	$85,346	$80,519
Accretion of deposit liabilities	22,695	20,586
Rental expense at 30% (1)	10,602	7,436
Total fixed charges	$118,643	$108,541
Preference share dividends	60,751	38,395
Total fixed charges and preference dividends	$179,394	$146,936

Ratio of earnings to fixed charges	2.8	14.9

Ratio of earnings to combined fixed charges and preference dividends	1.9	11.0

Deficiency - fixed charges only	N/A	N/A

Deficiency - fixed charges and preference dividends	N/A	N/A
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(1)	30% represents a reasonable approximation of the interest factor.